

Mail Stop 3030

November 23, 2016

<u>Via E-mail</u>
William Mandel
President and Chief Executive Officer
Kelvin Medical, Inc.
10930 Skyranch Place
Nevada City, CA 95959

> **Re: Kelvin Medical, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 14, 2016**
> **File No. 333-212791**

Dear Mr. Mandel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2016 letter.

<u>Products, page 22</u>

1.   We note your response to prior comment 1. Please tell us why you believe that the estimated retail price and cost of goods for your products mentioned in the bullet points at the bottom of page 23 and at the top of page 24 is reasonable.

<u>Signatures, page 40</u>

2.   Below the second paragraph of text that Form S-1 requires on the Signatures page, please clearly indicate that the individuals comprising at least a majority of your board of directors have signed your registration statement in their capacity as directors. Refer to Instruction 2 to the Form S-1 Signatures page.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sharon D. Mitchell